Exemption number: 82 4639

SUPPL

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	17 March 2007	*No of sheets:*	*1*

Current report 25/2007

The Management Board of KGHM Polska Miedź S.A. announces a change in the date of publication of the consolidated annual report for 2006. The report will be published on 20 April 2007.

Legal basis: § 100 sec. 2 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

PROCESSED

APR 24 2007

THOMSON FINANCIAL

07022745

I WICEPREZES ZARZĄDU

Maksymilian Bylicki

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich

Leszek Mierzwa

RECEIVED

2007 APR 20 A 6: 15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

DW 4/23

END